UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2020

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LIMITED.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 to this Report on Form 6-K are the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the unaudited condensed consolidated interim financial statements and related information and data of Golden Ocean Group Limited (the “Company”) for the six months ended June 30, 2020.

Attached hereto as Exhibit 99.2 to this Report is a press release of the Company dated April 7, 2020, announcing the appointment of the Company's Chief Executive Officer.

Attached hereto as Exhibit 99.3 to this Report is a press release of the Company dated April 24, 2020, announcing share options granted to the new Company's Chief Executive Officer.

Attached hereto as Exhibit 99.4 to this Report is a press release of the Company dated August 31, 2020, announcing the resolutions from the 2020 Annual General Meeting.

Attached hereto as Exhibit 99.5 to this Report is a press release of the Company dated September 7, 2020, announcing the notice of resignation from the Company's Chief Financial Officer and the appointment of the new Chief Financial Officer.

This Report on Form 6-K, except for the commentary of Mr. Ola Lorentzon, Mr. Ulrik Andersen, Mr. Per Heiberg and Mr. Simonsen included in any of the Exhibits to this Form 6-K, is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (File No. 333-232709) filed with the U.S. Securities and Exchange Commission with an effective date of July 26, 2019.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION
Matters discussed in this report on Form 6-K, and the documents incorporated by reference herein, may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the PSLRA and are including this cautionary statement in connection with this safe harbor legislation. This Form 6-K and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. This report includes assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as "forward-looking statements." We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. When used in this document, the words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "may," "should," "would," "could," "continue" "contemplate," "possible," "might," "expect," "will" and similar expressions identify forward-looking statements.

The forward-looking statements in this report on Form 6-K, and the documents incorporated by reference herein, are based upon various assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

All statements in this document that are not statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, such matters as:
•our future operating or financial results;
•our continued borrowing availability under our debt agreements and compliance with the covenants contained therein;
•changes in credit risk with respect to our counterparties on contracts;
•the failure of our contract counterparties to meet their obligations;
•the impact of the discontinuance of the London Interbank Offered Rate, or LIBOR, after 2021 on interest rates of our debt that reference LIBOR;
•our ability to procure or have access to financing, our liquidity and the adequacy of cash flows for our operations;
•fluctuations in the contributions of our joint ventures to our profits and losses;
•our ability to successfully employ our dry bulk vessels;
•changes in our operating expenses and voyage costs, including bunker prices, fuel prices (including increased costs for low sulfur fuel), drydocking, crewing and insurance costs;
•the adequacy of our insurance to cover our losses;
•our ability to replace our operating leases on favorable terms, or at all;

•our ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of our vessels (including the amount and nature thereof and the timing of completion of vessels under construction, the delivery and commencement of operation dates, expected downtime and lost revenue);
•planned, pending or recent acquisitions, business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs;
•risks associated with any future vessel construction;
•our expectations regarding the availability of vessel acquisitions and our ability to complete acquisition transactions planned;
•our ability to renew our time charters when they expire or to enter into new time charters;
•competition within our industry and our ability to compete effectively for charters with companies with greater resources;
•the loss of a large customer or significant business relationship;
•the potential for technological innovation to reduce the value of our vessels and charter income derived therefrom;
•the impact of an interruption in or failure of our information technology and communications system, including the impact of cyber-attacks, upon our ability to operate;
•vessel breakdowns and instances of off-hire;
•potential conflicts of interest involving members of our board of directors and senior management;
•our ability to attract, retain and motivate key employees;
•work stoppages or other labor disruptions by our employees or the employees of other companies in related industries;
•potential liability from pending or future litigation;
•the impact of government inquiries and investigations;
•the arrest of our vessels by maritime claimants;
•government requisition of our vessels during a period of war or emergency;
•potential exposure or loss from investment in derivative instruments;
•the highly cyclical nature of the industry in which we operate;
•general dry bulk shipping market trends, including fluctuations in charter hire rates and vessel values;
•changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction;
•the strength of world economies;
•stability of Europe and the Euro;
•fluctuations in interest rates and foreign exchange rates;
•governmental claims against us;
•our compliance with complex laws, regulations, including environmental laws and regulations and the U.S. Foreign Corrupt Practices Act of 1977;
•the impact of increasing scrutiny and changing expectations from investors, lenders and other market participants with respect to our Environmental, Social and Governance policies;
•changes in seaborne and other transportation;
•changes in governmental rules and regulations or actions taken by regulatory authorities;
•the impact of public health threats and other highly communicable diseases, such as the recent outbreak of Coronavirus ("COVID-19");
•general domestic and international political and geopolitical conditions;
•the impact of adverse weather and natural disasters;
•any further changes in U.S. trade policy that could trigger retaliatory actions by affected countries;
•potential disruption of shipping routes due to accidents or political events;
•acts of piracy on ocean-going vessels, terrorist attacks and international hostilities and instability; and
•other factors discussed in "Item 3.D. Risk Factors" in our Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Commission on March 12, 2020, or our Annual Report.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report on Form 6-K and the documents incorporated by reference herein, might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement contained in this report on Form 6-K, and the documents incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LIMITED (registrant)

Date:	September 8, 2020	By:	/s/ Per Heiberg
Name: Per Heiberg
Title: Principal Financial Officer

EXHIBIT 99.1
Management's Discussion and Analysis of Financial Condition and Results of Operations

The following presentation of management's discussion and analysis of financial condition and results of operations for the six month periods ended June 30, 2020 and 2019 should be read in conjunction with our unaudited condensed consolidated interim financial statements and related notes thereto included elsewhere herein, which have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). For additional information relating to our management's discussion and analysis of results of operations and financial condition, please see our Annual Report.

As used herein, "we," "us," "our", "Golden Ocean" and the "Company" all refer to Golden Ocean Group Limited and its subsidiaries. The term deadweight ton, or dwt, is used in describing the size and capacity of vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry.

We own and operate dry bulk vessels of the following sizes:
•Newcastlemax, which are vessels with carrying capacities of between 200,000 dwt and 210,000 dwt;
•Capesize, which are vessels with carrying capacities of between 100,000 dwt and 200,000 dwt;
•Panamax, which are vessels with carrying capacities of between 65,000 and 100,000 dwt; and
•Ultramax, which are vessels with carrying capacities of between 55,000 and 65,000 dwt.

Unless otherwise indicated, all references to “USD” and “$” in this report are to, and amounts are represented in, U.S. dollars.

The below discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, such as those set forth in the section "Risk Factors" included in our Annual Report.

General
On September 18, 1996, we were incorporated in Bermuda under the name Knightsbridge Tankers Limited as an exempted company pursuant to the Bermuda Companies Act 1981. In October 2014, we changed our name to Knightsbridge Shipping Limited. On March 31, 2015, we completed a merger with Golden Ocean Group Limited and subsequently changed our name to Golden Ocean Group Limited. Our registered and principal executive offices are located at Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda, and our telephone number at this location is +1 (441) 295-6935.

Our common shares currently trade on the NASDAQ Global Select Market and the Oslo Stock Exchange under the symbol "GOGL".

We own and operate dry bulk carriers primarily consisting of Newcastlemax, Capesize, Panamax and Ultramax vessels. Our vessels transport a broad range of major and minor bulk commodities, including ores, coal, grains and fertilizers, along worldwide shipping routes. We operate through subsidiaries located in Bermuda, Liberia, Norway and Singapore. We are also involved in the charter, purchase and sale of vessels.

As of June 30, 2020, we owned 67 dry bulk vessels. In addition, we had 11 vessels chartered-in (of which seven were chartered in on financial leases and one on an operating lease from SFL Corporation Ltd., the former Ship Finance International Limited, or SFL, and three chartered in on operating leases from an unrelated third party). Each vessel is operated by one of our subsidiaries and is flagged either in the Marshall Islands, Hong Kong or Panama.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Management believes that the following accounting policies are the most critical in fully understanding and evaluating our reported financial results as they require a higher degree of judgment in their application resulting from the need to make estimates about the effect of matters that are inherently uncertain. See also "Note 2, accounting policies" to the audited Consolidated Financial Statements included in our Annual Report.

Impairment of vessels and right of use assets

The carrying values of our vessels and right of use assets, if any, may not represent their fair market value at any point in time since the market prices of second-hand vessels tend to fluctuate with changes in charter rates. Historically, both charter rates and vessel values tend to be cyclical. The carrying amounts of vessels and right of use assets that are held and used by us are reviewed for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular vessel or and right of use assets may not be fully recoverable. Indicators of impairment are identified based on a combination of factors which include amongst other, development of second hand vessel values based on external appraisals of our ships, development of forward freight rates, spot rates and operating cash flow.

We assess recoverability of the carrying value of each own asset on an individual basis by estimating the future undiscounted cash flows expected to result from the asset and eventual disposal. Fair value for our owned vessels is estimated based on values achieved for the sale/purchase of similar vessels and external appraisals. In addition, owned vessels to be disposed of or held for sale are reported at the lower of carrying amount and fair value less estimated costs to sell. Recoverability of right of use assets is assessed on an asset by asset basis by estimating the future undiscounted cash flows from the right of use assets earned over the remaining lease term of our operating and finance leases. For both, own assets and right of use assets, if the future net undiscounted cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset's carrying value and fair value.

In developing estimates of future cash flows for owned vessels, we must make assumptions about future performance, with significant assumptions being related to charter rates, additional earnings due to scrubber installations, ship operating expenses, utilization, drydocking requirements, residual value and the estimated remaining useful lives of the vessels. In developing estimates of future cash flows for right of use assets, we must make significant assumptions related to charter rates, additional earnings due to scrubber installations, ship operating expenses, utilization and drydocking requirements. For both owned vessels and leased assets, these assumptions are based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the unfixed days over the estimated remaining lives of each of the vessels. The estimated daily time charter equivalent rates used for unfixed days are based on a combination of (i) forward freight market rates and (ii) estimate of implied charter rates based on the broker values received from third party brokers. The implied rate is a calculated rate for each vessel based on the charter rate the vessel would need to achieve, given our estimated future operating costs and discount factors that once discounted would equate to the average broker values. Benefits from scrubber installations are calculated based on expected bunker fuel cost savings and estimated consumption per year. We then use the resultant undiscounted cash flows in our model. Recognizing that the transportation of dry bulk cargoes is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of estimates based on the combination of internally forecasted rates and calculated average rates as of the reporting date to be reasonable. We believe that the estimated future undiscounted cash flows expected to be earned by each of our owned vessels over their remaining estimated useful life will exceed the vessels' carrying value as of June 30, 2020, and accordingly, have not recorded an impairment charge for owned vessels. Estimated undiscounted cash flows expected to be earned by each of our leased vessels over the remaining lease term were below carrying value of the vessels as of March 31, 2020, and we have recorded an impairment charge as a difference between carrying value and fair value of the leased vessels. We believe that estimated undiscounted cash flows expected to be earned by each of our leased vessels over the remaining lease term were above the carrying value of the vessels as of June 30, 2020.

Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved and estimates of a residual value are consistent with the pattern of scrap rates used in management's evaluation of salvage value.

The more significant factors that could impact management's assumptions regarding cash flows include (i) loss or reduction in business from significant customers, (ii) unanticipated changes in demand for transportation of dry bulk cargoes, (iii) greater than anticipated levels of newbuilding orders or lower than anticipated levels of vessel scrappings, and (iv) changes in rules and regulations applicable to the dry bulk industry, including legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries. Although management believes that the assumptions used to evaluate potential impairment are reasonable and appropriate at the time they were made, such assumptions are highly subjective and likely to change, possibly materially, in the future. There can be no assurance as to how long charter rates and vessel values will remain at their current low levels or whether they will improve by a significant degree. If charter rates were to remain at depressed levels future assessments of vessel impairment would be adversely affected.

Our Fleet – Comparison of Possible Excess of Carrying Value Over Estimated Charter-Free Market Value of Certain Vessels

In "Critical Accounting Policies – Impairment of long-lived assets", we discuss our policy for impairing the carrying values of our vessels. During the past few years, the market values of vessels have experienced particular volatility, with substantial declines in many vessel classes. As a result, the charter-free market value, or basic market value, of certain of our vessels may have declined below those vessels' carrying value, even though we would not impair those vessels' carrying value under the accounting impairment policy, due to the belief that future undiscounted cash flows expected to be earned by such vessels over their operating lives would exceed such vessels' carrying amounts.

Our estimates of basic market value assume that our vessels are all in good and seaworthy condition without need for repair and if inspected would be certified in class without notations of any kind. Our estimates are based on the values achieved for the sale/purchase of similar vessels and appraised valuations and are inherently uncertain. In addition, vessel values are highly volatile; as such, our estimates may not be indicative of the current or future basic market value of the vessels or prices that we could achieve if we were to sell them.

COVID-19 Update

With respect to the ongoing COVID-19 pandemic, we are focused on maintaining our efficient operations and, above all, the health and safety of our seafarers and shore-based employees. During this challenging time, we are grateful to the contributions made by all of our staff, at sea and ashore, who have been working hard under extraordinary conditions.

Because of port restrictions and various quarantine measures, we continue to experience challenges with crew changes. In light of these challenges our crew has to stay on board for longer periods and increased off-hire may occur in conjunction with crew changes. We have together with our technical managers implemented various measures to protect the safety and wellbeing of our seafarers and to minimize the consequences of the pandemic.

Chief Executive Officer and Chief Financial Officer updates

On April 7, 2020 we announced that Ulrik Uhrenfeldt Andersen was appointed as the new Chief Executive Officer of Golden Ocean Management AS with effect from Tuesday April 14, 2020. Mr Andersen comes from a position as Chief Executive Officer of Avance Gas AS and previously worked as Head of Shipping for Petredec, Managing Director for Neu Gas Shipping and Head of the Maersk VLGC Pool.

On April 24, 2020, we announced that 550,000 share options have been granted to Mr Ulrik Andersen.

On September 7, 2020, Mr. Per Heiberg announced his resignation as Chief Financial Officer of Golden Ocean Management AS. Mr. Peder Simonsen has been appointed as his successor. Mr. Simonsen was most recently the Chief Financial Officer and Interim Chief Executive Officer of Avance Gas AS. Prior to joining Avance Gas AS in 2014, he was First Vice President at Nordea Bank Norge ASA, where he worked with numerous large shipping and offshore companies.

Results of Operations
Six-months ended June 30, 2020 compared to the six-months ended June 30, 2019

Operating revenues

We currently operate most of our vessels in the spot market, exposing us to fluctuations in spot market charter rates. As a result, our shipping revenues and financial performance are significantly affected by conditions in the dry bulk spot market, and any decrease in spot charter rates may adversely affect our earnings. In the first six months of 2020, market conditions were weaker compared to the first six months of 2019, which was brought about by the COVID-19 pandemic. However, the freight rates in the first six months of 2020 were also impacted by the stronger market in the second half of 2019 when some of our voyages were contracted, and therefore, overall, the average freight rates in the first six months of 2020 were higher than the average freight rates in the first six months of 2019. The mix of charters between spot or voyage charters and time charters also affected our revenues and voyage expenses.

	Six Months Ended June 30,		Change
(in thousands of $)	2020	2019	$
Time charter revenues	86,250	128,139	(41,889)
Voyage charter revenues	166,382	112,867	53,515
Other revenues	1,022	786	236
Total operating revenues	253,654	241,792	11,862

Time charter revenues decreased by $41.9 million in the six months ended June 30, 2020 compared with the six months ended June 30, 2019 primarily due to a decrease of $44.1 million reflecting the decline in the dry bulk market which resulted in lower rates under index-linked and short-term time charters for vessels that were in our fleet through the duration of both these periods.

This factor was partially offset by an increase of $2.2 million attributable to a decrease in amortization of favorable charter party contracts during the six months ended June 30, 2019

Voyage charter revenues increased by $53.5 million in the six months ended June 30, 2020 compared with the six months ended June 30, 2019 primarily due to:

•an increase of $19.5 million attributable to an increase in average freight rate and increased voyage activity on chartered-in vessels trading on voyage charters during the six months ended June 30, 2020, and
•an increase of $34.0 million as a result of an increase in average freight rate and increased voyage activity for vessels that were in our fleet through the duration of both periods.

Other revenues increased by $0.2 million in the six months ended June 30, 2020 compared with the six months ended June 30, 2019.

Other operating income (expenses), net

	Six Months Ended June 30,		Change
(in thousands of $)	2020	2019	$
Other operating income (expenses), net	2,362	2,816	(454)

The decrease in other operating income (expenses) is primarily related to a decrease in net income from Capesize Chartering Ltd., or CCL, under our revenue sharing agreement with CCL.

Voyage expenses and commissions

	Six Months Ended June 30,		Change
(in thousands of $)	2020	2019	$
Voyage expenses and commissions	107,705	67,104	40,601

Voyage expenses and commissions increased by $40.6 million in the six months ended June 30, 2020 compared with the six months ended June 30, 2019. An increase of $32.0 million attributable to vessels that were in our fleet through the duration of both periods and was driven by
•an increase of $22.6 million in bunker expenses primarily as a result of higher bunker fuel prices in the end of 2019 when bunker fuel was purchased, further affected by increased bunker fuel consumption due to the higher number of voyage days, and
•an increase of $9.1 million in port expenses as a result of a higher number of port calls in 2020, and
•an increase in other voyage costs of $0.3 million compared with 2019.

The increase was further contributed by an increase in voyage expenses of $8.6 million relating to more short-term chartered-in vessels trading on voyage charters in the period.

Ship operating expenses

	Six Months Ended June 30,		Change
(in thousands of $)	2020	2019	$
Ship operating expenses	100,159	90,818	9,341

Ship operating expenses increased by $9.3 million in the six months ended June 30, 2020 compared with the six months ended June 30, 2019 primarily due to:

•an increase of $10.1 million in drydocking expenses due to more ships being drydocked,
•an increase of $1.2 million attributable to operating lease service element for Admiral Schmidt and Vitus Bering, vessels which were chartered in for a three-year period in the second half of 2019, and
•an increase of $0.4 million attributable to remaining vessels.

The increase was partially offset by a decrease of $2.4 million attributable to lower running expenses, primarily crew costs as a result of postponed crew changes due to the COVID-19 pandemic.

Charter hire expenses

	Six Months Ended June 30,		Change
(in thousands of $)	2020	2019	$
Charter hire expenses	29,239	31,616	(2,377)

Charter hire expenses decreased by $2.4 million in the six months ended June 30, 2020 compared with the six months ended June 30, 2019 primarily due to:

•a decrease of $13.3 million as a result of a reclassification of charter hire expenses for seven vessels chartered in from SFL. In December 2019, leases for these vessels were reclassified from operating leases to finance leases, and as a result, lease expense for these vessels was not presented under charter hire expense in the six months ended June 30, 2020, but instead accounted for under depreciation and interest expense.
•a decrease of $0.3 million due to lower charter hire expense for KSL China and Golden Hawk
This was partially offset by:
•an increase of $10.6 million mainly due to an increase in short-term charter-in activity from third parties, and
•an increase of $0.6 million incurred for the Admiral Schmidt and the Vitus Bering, vessels which were chartered in for a three-year period in the second half of 2019.

Administrative expenses

	Six Months Ended June 30,		Change
(in thousands of $)	2020	2019	$
Administrative expenses	6,594	6,805	(211)

Administrative expenses decreased by $0.2 million in the six months ended June 30, 2020 compared with the six months ended June 30, 2019.

Impairment loss on right of use assets

	Six Months Ended June 30,		Change
(in thousands of $)	2020	2019	$
Impairment loss on right of use assets	94,233	—	94,233

In the six months ended June 30, 2020, an impairment loss of $94.2 million equal to the difference between the asset's carrying value and fair value, has been recorded as a result of an impairment review performed on an asset by asset basis. $70.0 million of impairment loss related to seven vessels on financial lease from SFL and $24.2 million related to four vessels on operating leases. No impairments have been recorded in the six months ended June 30, 2019.

Depreciation

	Six Months Ended June 30,		Change
(in thousands of $)	2020	2019	$
Depreciation	56,081	46,853	9,228

Depreciation increased by $9.2 million in the six months ended June 30, 2020 compared to the six months ended June 30, 2019 primarily due to:

•an increase of $9.1 million attributable to higher depreciation on finance leases for vessels chartered in from SFL and reclassified from operating leases to finance leases in December 2019, and
•an increase of $0.8 million related to vessels that have installed ballast water treatment systems ("BWTS") and/or scrubbers during 2019.
The increase was partially offset by:
•a decrease of $0.5 million attributable to vessels in our fleet, and
•a decrease in depreciation expense of $0.2 million due to redelivery of the Golden Eclipse in April 2020, whereas in the six months ended June 30, 2019 the vessel was in our fleet for the whole period.

Interest income

	Six Months Ended June 30,		Change
(in thousands of $)	2020	2019	$
Interest income	786	2,775	(1,989)

Interest income decreased by $2.0 million in the six months ended June 30, 2020 compared with the six months ended June 30, 2019 primarily due to our decreased cash position during this period and to lower interest rates earned on our deposits.

Interest expense

	Six Months Ended June 30,		Change
(in thousands of $)	2020	2019	$
Interest on fixed rate debt	—	430	(430)
Interest on floating rate debt	21,257	29,732	(8,475)
Finance lease interest expense	5,397	200	5,197
Commitment fees	—	195	(195)
Amortization of deferred charges	1,259	941	318
Amortization of fair value adjustments as a result of the Merger	—	813	(813)
	27,913	32,311	(4,398)

Interest expense decreased by $4.4 million in the six months ended June 30, 2020 compared with the six months ended June 30, 2019 primarily due to:

•a decrease of $8.5 million of interest on our floating rate debt primarily due to (i) a decrease in total floating rate debt , and (ii) a decrease in LIBOR rates, with the average 3 month LIBOR rates decreasing from 2.60% in the first half of 2019 to 1.07% in the first half of 2020, and
•a decrease of $0.8 million in amortization of fair value adjustment and a decrease of $0.4 million of fixed rate interest debt following the full repayment of our convertible bond at maturity in January 2019.

These factors were partially offset by:
•an increase of $5.2 million in finance lease interest expense following a reclassification of seven SFL vessels from operating leases to finance leases, and as a result, lease expense for these vessels is no longer presented under charter hire expense, but instead accounted for under depreciation and interest expense, and
•an increase of $0.3 million of amortization of deferred charges as a result of increased debt issuance costs from the amendment of our $420 million loan facility and our new $93.75 million and $131.79 million loan facilities in 2019.

Equity results of associated companies

	Six Months Ended June 30,		Change
(in thousands of $)	2020	2019	$
Equity results of associated companies	(2,564)	178	(2,742)

Equity results of associated companies decreased by $2.7 million in the six months ended June 30, 2020 compared with the six months ended June 30, 2019. This was primarily due to a loss of $3.3 million from our equity investments in SwissMarine Pte. Ltd. ("SwissMarine") and a $0.8 million gain from our investments in TFG Marine Pte Ltd ("TFG Marine"), the bunkering joint venture with Trafigura Pte Ltd (“Trafigura”) and Frontline Ltd (“Frontline”). We acquired a 10% ownership interest in TFG Marine in January 2020.

Gain (loss) on derivatives

	Six Months Ended June 30,		Change
(in thousands of $)	2020	2019	$
Gain (loss) on derivatives	(23,397)	(10,217)	(13,180)

The loss on derivatives increased by $13.2 million in the six months ended June 30, 2020 compared with the six months ended June 30, 2019 primarily due to a negative development in the fair value of our USD denominated interest rate swaps and bunker derivatives of $14.3 million and $2.6 million, respectively. This was partially offset by increased gains from our forward freight derivatives and foreign currency derivatives of $3.2 million and $0.6 million, respectively.

Other financial items

	Six Months Ended June 30,		Change
(in thousands of $)	2020	2019	$
Other financial items	(10,938)	(2,313)	(8,625)

Other financial items decreased by $8.6 million in the six months ended June 30, 2020 compared with the six months ended June 30, 2019 primarily due to:
•a $8.5 million mark-to-market loss of our investments in equity securities recognized at fair value, and
•a $0.1 million increase in foreign exchange losses.

Recent Accounting Pronouncements

For information regarding recently adopted and recently issued accounting standards applicable to us, see "Note 3, Recently Issued Accounting Standards" to the unaudited interim condensed consolidated financial statements in this report.

LIQUIDITY AND CAPITAL RESOURCES

We operate in a capital-intensive industry and have historically financed our purchase of vessels through a combination of equity capital and borrowings from commercial banks, as well as through issuance of convertible bonds. Our ability to generate adequate cash flows on a short and medium term basis depends substantially on the performance of our vessels in the market. Periodic adjustments to the supply of and demand for dry bulk vessels cause the industry to be cyclical in nature.

We expect continued volatility in market rates for our vessels in the foreseeable future with a consequent effect on our short and medium term liquidity.

Our funding and treasury activities are conducted within corporate policies to increase investment returns while maintaining appropriate liquidity for our requirements. Cash and cash equivalents are held primarily in U.S. dollars with some balances held in Norwegian kroner, Singapore dollars and Euro.

Following the completion of committed scrubber installations in the first six months of 2020, we have very limited capital expenditure requirements for 2020 and 2021.

Our short-term liquidity requirements relate to payment of operating expenses (including drydocking) and BWTS on certain of our vessels, funding working capital requirements, repayment of bank loans, lease payments for our chartered in fleet and need to maintain cash reserves against fluctuations in operating cash flows and payment of potential cash distributions. Sources of short-term liquidity include cash balances, and short-term investments. Restricted cash consists of cash, which may only be used for certain purposes under our contractual arrangements and mainly comprises collateral deposits for derivative trading. As of June 30, 2020, we have changed our accounting treatment of restricted cash, which under the previous accounting principle applied included minimum covenanted cash. In accordance with our debt facilities, we need to maintain free cash of the higher of $20 million or 5% of total interest-bearing debt. From April 1, 2020, cash required to be maintained by the financial covenants in our loan facilities is no longer recorded as restricted cash, but as cash and cash equivalents. We have adjusted for this change in previous periods. This change was made to align our accounting principles with the way most other shipping companies present their cash balances. For further information, please refer to "Note 2, Accounting policies".

To preserve our liquidity, in the first half of 2020 we decided not to pay dividends given the negative result, and the current market environment, as well as the uncertain and evolving nature of near-term expectations. Our Board of Directors remains committed to returning value to our shareholders through dividends, and the amount and timing of any future dividend payments will be based on our results and on market expectations.

As of June 30, 2020 and December 31, 2019, we had cash, cash equivalents and restricted cash of $104.1 million and $163.2 million, respectively.

As of June 30, 2020, our current portion of long-term debt was $379.3 million. The current portion of long-term debt includes the full outstanding amount of $310.2 million on our $425.0 million loan facility for 14 Capesize vessels that matures on March 31, 2021, as well as ordinary repayments of $69.1 million. We are currently in the process of refinancing our $425.0 million credit facility and expect to finalize this prior to its maturity in March 2021. We believe it is probable that we will be able to implement our refinancing plan, based on the existing level of collateral and our history of successfully refinancing our debt. Most recently, we refinanced the non-recourse debt with our $93.75 million, $131.79 million and $284 million facilities and increased principal under our $420 million facility compared to the original balloon to cover additional investments in exhaust gas scrubbers for some of the vessels in the facility. See also "Note 15, Debt" to these condensed consolidated interim financial statements for additional information. We believe that our cash on hand, expected cash flows from operations and borrowings under our current facilities, including the expected refinancing of our $425.0 million credit facility, will be sufficient to fund our requirements for, at least, the 12 months from the date of this report.

Medium to Long-term Liquidity and Cash Requirements

Our medium and long-term liquidity requirements include funding drydockings, BWTS and the equity portion of potential investments in new or replacement vessels and repayment of bank loans. Potential additional sources of funding for our medium and long-term liquidity requirements include new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, sales of vessels or other assets and sale and leaseback arrangements.

Cash Flows

The following table summarizes our cash flows from operating, investing and financing activities for the periods indicated.

	Six Months Ended June 30,
(in thousands of $)	2020	2019
Net cash provided by (used in) operating activities	11,212	28,489
Net cash provided by (used in) investing activities	(19,405)	(18,755)
Net cash provided by (used in) financing activities	(50,969)	(219,082)
Net change in cash, cash equivalents and restricted cash	(59,162)	(209,348)
Cash, cash equivalents and restricted cash at beginning of period	163,244	372,605
Cash, cash equivalents and restricted cash at end of period	104,082	163,257

Operating Activities
We have significant exposure to the spot market as only 10 of our vessels were fixed on long term time charter contracts during the six months ended June 30, 2020. At the date of this report, we have 11 vessels on fixed rate time charter contracts with an initial contract duration of more than eleven months. From time to time we may also enter into forward freight agreements, or FFAs, to hedge our exposure to the charter market for a specified route and period of time. The revenues and net operating income are therefore dependent on the earnings in the spot market.

Revenues from time charters are generally received monthly or bi-weekly in advance while revenues from voyage charters are received on negotiated terms for each voyage, normally 90% or 95% after completed loading and the remaining 5-10% after completed discharge.

Net cash provided by operating activities in the six months ended June 30, 2020 was $11.2 million compared with $28.5 million in the six months ended June 30, 2019. As a substantial part of our fleet trades on either voyage charters or index linked time charter contracts, we are significantly exposed to the spot market. Therefore, our spot market exposure contributes to volatility in cash flows from operating activities. Any increase or decrease in the average rates earned by our vessels in periods subsequent to June 30, 2020, compared with the actual rates achieved during the first six months of 2020, will consequently have a positive or negative comparative impact on the amount of cash provided by operating activities.

Based on the current level of operating expenses, debt repayments, interest expenses and general and administrative costs, the estimated average cash break-even rates on a time charter equivalent ("TCE") basis are (i) approximately $12,084 per day for our Capesize vessels without scrubbers and (ii) approximately $8,561 per day for our Panamax vessels. The average market spot rates for the first six months of 2020 were as follows: for Capesize vessels, approximately $7,181 per day for non-scrubber vessels and for Panamax vessels, approximately $5,896 per day. However, market conditions started to improve at the end of second quarter of 2020 and have held up so far in the third quarter of 2020. The average market spot rates from July 1, 2020 to September 7, 2020 were as follows: for Capesize vessels, approximately $21,714 per day for non-scrubber vessels and for Panamax vessels, approximately $12,143 per day.

Investing Activities

Net cash used in investing activities was $19.4 million in the six months ended June 30, 2020 and comprised primarily:

•payments of approximately $23.8 million related to installation of scrubbers on certain of our vessels, and
•payment of $1.0 million shareholder loan to TFG Marine

This was partially offset by a repayment of a $5.4 million shareholder loan from SwissMarine.

Net cash used in investing activities was $18.8 million in the six months ended June 30, 2019 and comprised primarily:

•payments of $10.0 million in relation to our investment in SwissMarine, and
•payments of approximately $8.9 million related to installation of scrubbers and BWTS on certain of our vessels.

This was partially offset by $0.1 million in dividends from our investment in Scorpio Bulkers Inc., an unaffiliated dry bulk shipping company listed on the New York Stock Exchange. We treat this investment as an investment in marketable securities.

Financing Activities

Net cash used in financing activities was $51.0 million in the six months ended June 30, 2020 and comprised primarily:

•ordinary repayment of long-term debt of $45.4 million,
•distributions of $7.2 million in cash dividends to our shareholders, and
•repayments of $33.9 million in finance lease obligations

This was partially offset by:
•a drawdown of the remaining available $18.0 million under the scrubber tranches of our $420.0 million loan facility, and
•scrubber related financing received from SFL of $17.5 million

Net cash used in financing activities was $219.1 million in the six months ended June 30, 2019 and comprised primarily:

•repayments of $423.5 million, which included the full repayment at maturity on January 30, 2019 of the net outstanding amount of $168.2 million under our convertible bond, prepayments of an aggregate of $222.1 million under our three non-recourse loan facilities, $102.7 million credit facility, $73.4 million credit facility and $80.2 million credit facility, which financed the 14 vessels acquired from Quintana Shipping Ltd. in 2017, and repayments of $33.2 million in ordinary installments,
•distributions of $10.8 million in cash dividends to our shareholders, and
•repayments of $2.7 million in finance lease obligations, $2.6 million in share repurchases and $5.2 million in debt

This was partially offset by:

•$225.5 million in proceeds from drawdowns from our $93.75 million and $131.79 million term loan facilities to finance the repayment of our non-recourse debt as described above, and
•net proceeds of $0.2 million from the exercise of options previously granted to employees under our 2016 share option plan to purchase 50,000 shares.

Borrowing Activities
Our $425.0 million senior secured post-delivery term loan facility matures on March 31, 2021.
The current portion of long-term debt includes the full outstanding amount of $310.2 million on this facility for 14 Capesize vessels. We currently do not have the liquid funds needed to repay the debt in full at maturity, but we expect to refinance the existing balloon payment of the debt at maturity.

Debt covenants
Our loan agreements contain loan-to-value clauses, which could require us to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below required levels. In addition, our loan agreements contain certain financial covenants. We are required to maintain free cash of the higher of $20 million or 5% of total interest-bearing debt, maintain positive working capital as defined in our loan agreements which excludes the short-term portion of long-term borrowings and finance lease obligations, and maintain a value adjusted equity of at least 25% of value adjusted total assets. Further, under our debt facilities, the aggregate value of the collateral vessels shall not fall below 135% of the outstanding loan.

With regards to free cash, we have covenanted to retain at least $62.5 million of cash and cash equivalents as at June 30, 2020 (December 31, 2019: $64.1 million) and in accordance with our updated accounting policy this is classified under cash and cash equivalents. Please refer to "Note 2, Accounting Policies" for description of changes made to our accounting policy. In addition, none of our vessel owning subsidiaries may sell, transfer or otherwise dispose of their interests in the vessels they own without the prior written consent of the applicable lenders unless, in the case of a vessel sale, the outstanding borrowings under the credit facility applicable to that vessel are repaid in full. Failure to comply with any of the covenants in the loan agreements could result in a default, which would permit the lender to accelerate the maturity of the debt and to foreclose upon any collateral securing the debt. Under those circumstances, we might not have sufficient funds or other resources to satisfy our obligations.

As of June 30, 2020, we were in compliance with all of the financial and other covenants contained in our loan agreements.

Our operations in the first six months of 2020 were affected by the outbreak of the COVID-19 pandemic and resulting economic downturn. Our free cash and cash equivalents decreased to $70.4 million as of June 30, 2020, which was above the minimum cash covenant requirement contained in our loan agreements. A potential decrease in market spot rates below our average cash break-even levels would affect cash and cash equivalents and might, if it lasts for a longer period, result in us not being able to comply with the minimum covenant requirements contained in our loan agreements. In such circumstances, we will use our potential additional sources of funding such as new loans, refinancing of existing arrangements, equity issues, public and private debt offerings, sales of vessels or other assets and sale and leaseback arrangements to resolve this situation.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk

We are exposed to interest rate fluctuations primarily due to our floating interest rate bearing long term debt. The international dry bulk industry is a capital-intensive industry, which requires significant amounts of financing, typically provided in the form of secured long-term debt. Our current bank financing agreements bear floating interest rates, typically three-month USD LIBOR. Significant adverse fluctuations in floating interest rates could adversely affect our operating and financial performance and our ability to service our debt.

From time to time, we may take positions in interest rate derivative contracts to manage the risk associated with fluctuations in interest payments resulting from fluctuations of the underlying floating interest rates of our long-term debt. Adverse fluctuations in floating interest rates could adversely affect our free cash position as we may be required to secure cash as collateral, under our interest rate derivative contracts.

We are exposed to credit risk in the event of non-performance by the counterparties of our interest rate derivative contracts.

Our variable rate borrowings as of June 30, 2020 amounted to $1,094.8 million compared to $1,122.1 million as of December 31, 2019 and bear interest at LIBOR plus a margin.

Interest Rate Swap Agreements

Our interest rate swaps are intended to reduce the risk associated with fluctuations in interest rates whereby the floating interest rates on an original principal amount of $500 million (December 31, 2019: $500 million) are swapped to fixed rate. In the six months ended June 30, 2020, we recognized a net loss of $26.7 million related to interest rate swap agreements (six months ended June 30, 2019: net loss of $12.4 million). As of June 30, 2020 and December 31, 2019, the weighted average fixed interest rate for our portfolio of interest rate swaps was 1.81% and 2.03%, respectively.

Foreign Currency Risk

The majority of our transactions, assets and liabilities are denominated in United States dollars, our functional currency. However, we incur expenditure in currencies other than the functional currency, mainly in Norwegian kroner, Euro and Singapore dollars. There is a risk that currency fluctuations in transactions incurred in currencies other than the functional currency will have a negative effect of the value of our cash flows. We may enter into foreign currency swaps to mitigate such risk exposures. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts but this risk is considered remote as the counterparties are, in our opinion, well established banks.

Foreign currency Swap Agreements

In the six months ended June 30, 2020, we recognized a net gain of $0.3 million related to foreign currency swaps (six months ended June 30, 2019: net loss of $0.3 million).

Inflation

Inflation has only a moderate effect on our expenses given current economic conditions. In the event that significant global inflationary pressures appear, these pressures would increase operating, voyage, general and administrative, and financing costs.

Commodity Price Risk

Fuel costs represent the largest component of our voyage expenses. An increase in the price of fuel may adversely affect our profitability if these increases cannot be passed onto customers. The price and supply of fuel is unpredictable and fluctuates as a result of events outside our control, including geo-political developments, supply and demand for oil and gas, actions by members of the Organization of the Petroleum Exporting Countries, or OPEC, and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns and regulations.

Bunker Swap Agreements

From time to time we may enter into contracts of affreightment and time charter contracts with fixed bunker prices on redelivery. We are exposed to fluctuations in bunker prices, when the contracts of affreightment and time charter contracts are based on an assumed bunker price for the trade. There is no guarantee that a bunker swap agreement removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions, and fuel suppliers. Credit risk exists to the extent that the counterparties are unable to perform under the contracts but this risk is considered remote as the counterparties are, in our opinion, usually well-established banks or other well-known institutions in the market.

In the six months ended June 30, 2020, we recognized a net loss of $2.6 million related to bunker swap agreements (six months ended June 30, 2019: net gain of $7.0 thousand).

Spot Market Rate Risk

The cyclical nature of the dry bulk shipping industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those vessels that operate in the spot market, participate in pools or revenue sharing agreements that are concentrated in the spot market.

FFA

From time to time, we may take positions in freight derivatives, mainly through FFAs. Generally, freight derivatives may be used to hedge a vessel owner’s exposure to the charter market for a specified route and period of time. By taking positions in FFA or other derivative instruments, we could suffer losses in the settling or termination of these agreements. This could adversely affect our results of operation and cash flow. FFAs are settled on a daily basis through reputable clearing houses and also include a margin maintenance requirement based on marking the contract to market.

In the six months ended June 30, 2020, we recognized a net gain of $5.7 million related to FFAs (six months ended June 30, 2019: net gain of $2.5 million).

GOLDEN OCEAN GROUP LIMITED

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Unaudited Interim Condensed Consolidated Statements of Operations for the six months ended June 30, 2020 and June 30, 2019	17

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income for the six months ended June 30, 2020 and June 30, 2019	18

Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2020 and December 31, 2019	19

Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2020 and June 30, 2019	21

Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2020 and June 30, 2019	23

Notes to the Unaudited Interim Condensed Consolidated Financial Statements	24

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Operations for the six months ended June 30, 2020 and June 30, 2019

(in thousands of $, except per share data)

	Six months ended June 30,
	2020	2019
Operating revenues
Time charter revenues	86,250	128,139
Voyage charter revenues	166,382	112,867
Other revenues	1,022	786
Total operating revenues	253,654	241,792

Other operating income (expenses), net	2,362	2,816

Operating expenses
Voyage expenses and commissions	107,705	67,104
Ship operating expenses	100,159	90,818
Charter hire expenses	29,239	31,616
Administrative expenses	6,594	6,805
Impairment loss on right of use assets	94,233	—
Depreciation	56,081	46,853
Total operating expenses	394,011	243,196

Net operating income (loss)	(137,995)	1,412

Other income (expenses)
Interest income	786	2,775
Interest expense	(27,913)	(32,311)
Equity results of associated companies	(2,564)	178
Gain (loss) on derivatives	(23,397)	(10,217)
Other financial items	(10,938)	(2,313)
Net other income (expenses)	(64,026)	(41,888)

Net income (loss) before tax	(202,021)	(40,476)
Income tax expense	80	75

Net income (loss)	(202,101)	(40,551)

Per share information:
Basic and diluted earnings (loss) per share	$(1.41)	$(0.28)
Dividends per share	$—	$0.13

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss) for the six months ended June 30, 2020 and June 30, 2019

(in thousands of $)

	Six months ended June 30,
	2020	2019
Comprehensive income (loss), net
Net income (loss)	(202,101)	(40,551)
Other comprehensive income (loss), net
Unrealized gain (loss)	—	—
Other comprehensive income (loss), net	—	—

Comprehensive income (loss), net	(202,101)	(40,551)

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Balance Sheets as of June 30, 2020 and December 31, 2019
(in thousands of $)

	June 30,	December 31,
	2020	2019
ASSETS
Current assets
Cash and cash equivalents	70,335	153,060
Restricted cash	33,747	10,184
Marketable securities	3,329	13,861
Trade accounts receivable, net	21,503	45,635
Other current assets	33,154	31,498
Related party receivables	2,062	5,180
Derivative instruments receivable	1,227	3,876
Inventories	27,037	28,235
Prepaid expenses	6,752	6,335
Voyages in progress	11,280	21,929
Favorable charter party contracts	7,259	12,148
Total current assets	217,685	331,941
Vessels and equipment, net	2,324,419	2,340,753
Finance leases, right of use assets, net	121,015	193,987
Operating leases, right of use assets, net	25,981	54,853
Favorable charter party contracts	1,906	4,073
Investments in associated companies	18,469	21,483
Related party receivables	6,303	10,700
Other long term assets	200	8,267
Total assets	2,715,978	2,966,057

LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	379,312	87,787
Current portion of finance lease obligations	22,735	17,502
Current portion of operating lease obligations	14,698	14,377
Derivative instruments payable	36,208	10,455
Related party payables	2,066	3,970
Trade accounts payables	15,873	12,402
Accrued expenses	32,944	44,739
Other current liabilities	25,775	42,135
Total current liabilities	529,611	233,367
Long-term liabilities
Long-term debt	708,423	1,026,083
Non-current portion of finance lease obligations	139,566	151,206
Non-current portion of operating lease obligations	34,433	42,010
Total liabilities	1,412,033	1,452,666
Commitments and contingencies
Equity
Share capital (2020: 144,272,697 shares. 2019: 144,272,697 shares. All shares are issued and outstanding at par value $0.05)	7,215	7,215

Treasury shares	(5,669)	(5,669)
Additional paid in capital	768	715
Contributed capital surplus	1,732,670	1,739,834
Accumulated deficit	(431,039)	(228,704)
Total equity	1,303,945	1,513,391
Total liabilities and equity	2,715,978	2,966,057

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2020 and June 30, 2019
(in thousands of $)

	Six months ended June 30,
	2020	2019

Net income (loss)	(202,101)	(40,551)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation	56,081	46,853
Amortization of deferred charges	1,258	941
Impairment loss on right of use assets	94,233	—
Share option expenses	53	241
Share of results of associated companies	2,564	(178)
Dividends received from associated companies	450	150
Amortization of charter party-out contracts	7,057	9,289
Amortization of other fair value adjustments, net, arising on the Merger	—	813
Mark to market (gain) loss on derivatives	28,403	15,668
Mark to market (gain) loss on marketable securities	10,532	2,024
Provision for onerous contracts	—	(299)
Non-cash lease expense	(2,607)	(1,081)
Other	(173)	(1,227)
Changes in operating assets and liabilities, net:
Trade accounts receivable	24,104	(2,788)
Related party balances	1,203	(1,658)
Other receivables	(1,683)	(2,805)
Inventories	1,198	(11,134)
Voyages in progress	10,635	(2,362)
Prepaid expenses	(417)	(1,935)
Trade accounts payables	3,471	6,920
Accrued expenses	(6,697)	7,203
Other current liabilities	(16,352)	4,405
Net cash provided by operating activities	11,212	28,489
Investing activities
Investments in equity securities	—	(10,000)
Payments related to upgrades and vessels	(23,809)	(8,844)
Loan advances to related party	(1,000)	—
Repayments of loans receivable from related party	5,350	—
Other investing activities, net	54	89
Net cash used in investing activities	(19,405)	(18,755)
Financing activities
Proceeds from long-term debt	18,000	225,540
Repayment of long-term debt	(45,394)	(423,482)
Repayment of finance leases	(33,911)	(2,748)
Distributions to shareholders	(7,164)	(10,773)

Debt fees paid	—	(5,174)
Payments related to share repurchases	—	(2,630)
Proceeds from share distributions	—	185
Lease incentives received	17,500	—
Net cash used in financing activities	(50,969)	(219,082)
Net change in cash, cash equivalents and restricted cash	(59,162)	(209,348)
Cash, cash equivalents and restricted cash at beginning of period	163,244	372,605
Cash, cash equivalents and restricted cash at end of period	104,082	163,257

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

Golden Ocean Group Limited
Unaudited Interim Condensed Consolidated Statements of Changes in Equity for the six months ended June 30, 2020 and June 30, 2019

(in thousands of $, except number of shares)

	Six months ended June 30,
	2020	2019
Number of shares outstanding
Balance at beginning of period	143,277,697	143,827,697
Shares issued	—	—
Repurchases of shares	—	(350,000)
Distribution of treasury shares	—	50,000
Balance at end of period	143,277,697	143,527,697

Share capital
Balance at beginning of period	7,215	7,215
Shares issued	—	—
Balance at end of period	7,215	7,215

Treasury shares
Balance at beginning of period	(5,669)	(2,643)
Shares purchased	—	(1,881)
Shares distributed	—	285
Balance at end of period	(5,669)	(4,239)

Additional paid in capital
Balance at beginning of period	715	233
Shares issued	—	—
Stock option expense	53	240
Balance at end of period	768	473

Contributed capital surplus
Balance at beginning of period	1,739,834	1,786,451
Distributions to shareholders	(7,164)	(10,773)
Balance at end of period	1,732,670	1,775,678

Accumulated deficit
Balance at beginning of period	(228,704)	(267,744)
Adjustment on adoption of ASC 326	(234)	—
Adjustment on adoption of ASC 842	—	2,485
Distributed treasury shares	—	(100)
Net income (loss)	(202,101)	(40,551)
Balance at end of period	(431,039)	(305,910)
Total equity	1,303,945	1,473,217

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Golden Ocean Group Limited
Notes to the Unaudited Interim Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited interim condensed consolidated financial statements of Golden Ocean Group Limited. (“Golden Ocean,” the “Company,” "we," or "our") have been stated on the same basis, except for the adoption of ASC 326 and change in accounting principle for restricted cash as noted below, as the Company’s audited consolidated financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of our consolidated financial statements, in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes included in our Annual Report on Form 20-F for the year ended December 31, 2019, filed with the Securities and Exchange Commission (the "SEC") on March 12, 2020 (our "Annual Report").

The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an Annual Report on Form 20-F. The results of operations for the interim period ended June 30, 2020 are not necessarily indicative of the results for the year ending December 31, 2020.

2. ACCOUNTING POLICIES

Basis of accounting
These unaudited interim condensed consolidated financial statements are stated in accordance with U.S. GAAP. These unaudited interim condensed consolidated financial statements include the assets and liabilities of the Company and those of the Company's subsidiaries. All intercompany balances and transactions have been eliminated on consolidation.

Accounting Policies
The preparation of these unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and judgments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. Some accounting policies have a significant impact on amounts reported in these unaudited interim condensed consolidated financial statements. Other than our accounting policies adopted as a result of new guidance and as described under "Note 3, Recently Issued Accounting Standards" and revised as described in the paragraph below, our accounting policies have not changed from those reported in our Annual Report.

On April 1, 2020, we changed our accounting policy for restricted cash. Previously, we presented minimum cash balance required by covenants in loan agreements as restricted cash. This method of presentation differs from that of most comparable shipping companies that have equivalent covenant restrictions in their debt agreements. Comparable industry practice is to reflect minimum cash required by covenants as cash and cash equivalents when there is no legal requirement to keep covenanted cash on a restricted account. Please refer to "Note 8, Cash, cash equivalents and restricted cash" for a description of our covenant requirements. From April 1, 2020 we have presented minimum cash required by covenants as cash and cash equivalents. Based on the assessment performed, the change in accounting policy was considered to be preferable and justifiable, because the new principle will result in a more comparable reflection of assets and ratios of working capital and liquidity with our industry peers. Further, the new principle is clearer and more transparent for the users of financial statements and continuing to provide clear and transparent disclosure. The change in accounting principle has been applied retrospectively to comparative periods.

Changes to our accounting policy as a result of changes in accounting principle are as follows:

Cash and cash equivalents
All demand and time deposits and highly liquid, low risk investments with original maturities of three months or less at the date of purchase are considered equivalent to cash.
Cash includes cash on hand and in the Company's bank accounts. The Company is required to maintain a minimum cash balance in accordance with its debt facility agreements with various banks. Such amounts are included in Cash and cash equivalents.

Restricted cash
Restricted cash consists of cash, which may only be used for certain purposes under our contractual arrangements and primarily comprises collateral deposits for derivative trading.

The following financial statement line items as of December 31, 2019 and June 30, 2019 were affected by the change in accounting principle. There was no impact of the change on the statements of operations, of comprehensive income, of cash flows or of changes in equity.

As of December 31, 2019 (in thousands of $)
	As reported before change of principle	As reported after change of principle	Effect of change
Cash and cash equivalents	88,931	153,060	64,129
Restricted cash – current	15,449	10,184	(5,265)
Restricted cash – long-term	58,864	—	(58,864)
Total cash and cash equivalents and restricted cash	163,244	163,244	—

As of June 30, 2019 (in thousands of $)
	As reported before change of principle	As reported after change of principle	Effect of change
Cash and cash equivalents	97,937	155,562	57,625
Restricted cash – current	19,612	7,695	(11,917)
Restricted cash – long-term	45,708	—	(45,708)
Total cash and cash equivalents and restricted cash	163,257	163,257	—

3. RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting Standards Updates, not yet adopted

In March 2020, the FASB issued final ASU 2020-04 (ASC 848 Reference Rate Reform), which provides temporary optional expedients and exceptions to the guidance in US GAAP on contract modifications, hedge accounting and other transactions affected by reference reform if certain criteria are met. The amendments in this update are elective and apply to all entities, subject to meeting certain criteria, that have contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments in this update are effective for all entities as of March 12, 2020 through December 31, 2022. We are evaluating the impact of this revised guidance on our consolidated financial statements.

Accounting Standards Updates, recently adopted

On January 1, 2020, we adopted ASU No 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, using a modified retrospective approach. The standard revised guidance for the accounting for credit losses on financial instruments within its scope. The standard added an impairment model known as the current expected credit loss (“CECL”) model that is based on expected losses rather than incurred losses. The new guidance is applicable to financial assets measured at amortized cost, including trade receivables, contract assets such as voyages in progress and other, as well as related party receivables. In November 2018, the FASB issued ASU 2018-19, Financial Instruments – Credit losses (ASC 326), which clarifies that operating lease receivables are not within the scope of ASC 326 and should instead be accounted for under the new leasing standard, ASC 842. Expected credit losses are estimated using historical experience, information relating to current conditions and reasonable and supportable cash flows. The Company makes significant judgements and assumptions to estimate its expected losses. The implementation of the standard did not have any material effect on our interim condensed consolidated financial statements.

On January 1, 2020 we adopted ASU No. 2018-13, Fair value measurement (Topic 820), which streamlines the disclosure requirements on fair value measurements. The implementation of this accounting standard did not have any material impact on our consolidated financial statements.

On January 1, 2020 we adopted ASU 2018-18, Collaborative Arrangements (Topic 808), which provides clarity on when transactions between entities in a collaborative arrangement should be accounted for under the new revenue standard, ASC 606.

The implementation of the accounting standard did not have any material impact on our consolidated financial statements.

4. EARNINGS PER SHARE

The components of the numerator and the denominator in the calculation of basic and diluted earnings per share for the six months ended June 30, 2020 and 2019 are as follows:

(in thousands of $)	2020	2019
Net income (loss)	(202,101)	(40,551)

(in thousands)	2020	2019
Weighted average number of shares outstanding - basic	143,278	143,687
Dilutive effect of share options	—	—
Weighted average number of shares outstanding - diluted	143,278	143,687

In April, 2020, 550,000 share options were granted to the Chief Executive Officer of Golden Ocean Management AS in accordance with the terms of our share option scheme. In the six months ended June 30, 2020, all 790,000 of our outstanding share options were anti-dilutive. In the six months ended June 30, 2019, 495,000 of our outstanding share options were anti-dilutive.

5. SEGMENT INFORMATION

The chief operating decision maker ("CODM") measures performance based on the overall return to shareholders using consolidated net income. The CODM does not review a measure of operating result at a lower level than the consolidated group and we only have one reportable segment.

Our vessels operate worldwide and therefore management does not evaluate performance by geographical region as this information is not meaningful.

6. OPERATING REVENUES
The following table shows the revenues earned from time charters, voyage charters and other revenues for the six months ended June 30, 2020 and 2019 respectively:

(in thousands of $)	2020	2019
Time charter revenues	86,250	128,139
Voyage charter revenues	166,382	112,867
Other revenues	1,022	786
Total operating revenues	253,654	241,792

In the six months ended June 30, 2020 and June 30, 2019, we recognized a total of $6.4 million and $7.8 million, respectively, in demurrage which is included under voyage revenues. Most of our voyage contracts are considered service contracts which fall under the provisions of ASC 606 because we, as the shipowner, retain control over the operations of the vessel such as directing the routes or the vessel speed. However, some of our voyage charter contracts could be considered to contain a lease. A voyage charter contains a lease component if the contract (i) specifies a specific vessel asset; and (ii) has terms that allow the charterer to exercise substantive decision-making rights, which have an economic value to the charterer and therefore allow the charterer to direct how and for what purpose the vessel is used. The new lease standard provides a practical expedient for lessors in which the lessor may elect, by class of underlying asset, to not separate non-lease components from the associated lease component and, instead, to account for these components as a single component if both of the following are met: (1) the timing and pattern of transfer of the non-lease component(s) and associated lease component are the same and (2) the lease component, if accounted for separately, would be classified as an operating lease. When a lessor, we have elected this practical expedient for our time charter contracts and voyage charter contracts that qualify as leases and thus do not separate the non-lease component, or service element, from the lease. Furthermore, the standard requires us to account for the combined component in accordance with ASC 606 revenues from contracts with customers if the non-lease components are the predominant components. Under this guidance we have assessed that the lease components were the predominant component for all of our time charter contracts. Furthermore, for certain of our voyage charter contracts the lease components were the predominant components.

(in thousands of $)	Lease	Non- lease	Total
Time charter revenues	86,250	—	86,250
Voyage charter revenues	5,466	160,916	166,382
Other revenues	—	1,022	1,022
Total operating revenues	91,716	161,938	253,654

Certain voyage expenses are capitalized between the previous discharge port, or contract date if later, and the next load port and amortized between load port and discharge port. $12.3 million of contract assets were capitalized in the period ended June 30, 2020 under "Other current assets", of which $9.1 million was amortized up to June 30, 2020, leaving a remaining balance of $3.3 million. $5.9 million of contract assets were amortized in the six months ended June 30, 2020 in relation to voyages in progress at the end of December 31, 2019.

As of June 30, 2020 and December 31, 2019, we reported the following contract assets in relation to our contracts with customers, including contracts containing lease components where the non-lease component was the predominant component and the revenues where therefore accounted for under ASC 606:

(in thousands of $)	2020	2019
Voyages in progress	11,077	17,966
Trade accounts receivable	13,546	31,293
Other current assets (capitalized fulfillment costs)	3,260	5,905
Total	27,883	55,164

As at June 30, 2020, we recorded $15.3 million in total deferred charter revenue for consideration received or unearned revenue related to ongoing voyages at period end. In the first six months of 2020, we recognized $17.9 million in revenue, which was deferred as at December 31, 2019, as the performance obligations were met. Credit loss allowance as of June 30, 2020 relating to the contract assets above amounted to $47,000. No impairment losses were recognized as of December 31, 2019.

Total revenues for the six months ended June 30, 2020 and the six months ended June 30, 2019 relating to our owned vessels that were under the CCL RSA or arrangements where we are considered the principal were $92.0 million and $98.1 million, respectively. In addition to these amounts, we retained or paid a net pro/contra amount based on a net settlement of our relative share of the pool results. The net pro/contra amounts relating to the pool arrangements where we were considered the principal were net positive $2.4 million and $2.8 million, in the six months ended June 30, 2020 and in the six months ended June 30, 2019, respectively. These amounts are presented under the line item “other operating income (expenses), net”.

Total lease revenues for the six months ended June 30, 2020 and the six months ended June 30, 2019, relating to our owned vessels that were under the CTM Supramax RSA and which have been accounted for as operating leases were $2.5 million and $4.9 million, respectively.

7. IMPAIRMENT OF RIGHT OF USE ASSETS

During the first six months of 2020, we recorded an impairment loss of $94.2 million related to our leased vessels. Based on impairment tests performed as of March 31, 2020 on an asset by asset basis, estimated undiscounted cash flows expected to be earned by each of our leased vessels over the remaining lease term were below carrying value of the vessels, and we have adjusted the carrying value of the leased vessels to the fair value of the leased vessels. The impairment consisted of $70.0 million related to seven vessels on financial lease from SFL Corporation Ltd. ("SFL") and $24.2 million related to four vessels on operating leases.

8. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

As of June 30, 2020 and June 30, 2019, the following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

(in thousands of $)	2020	2019
Cash and cash equivalents	70,335	155,562
Short term restricted cash	33,747	7,695
Total cash, cash equivalents and restricted cash shown in the statement of cash flows	104,082	163,257

With reference to Note 2, we have changed our accounting policy for cash and cash equivalents; and restricted cash. According to our new accounting policy, amounts included in cash and cash equivalents include cash balances that are required to be maintained by the financial covenants in our loan facilities. Under our debt facilities, we need to maintain free cash of the higher of $20 million or 5% of total interest bearing debt. We have covenanted to retain at least $62.5 million of cash and cash equivalents as at June 30, 2020 (at June 30, 2019: $57.6 million).

Restricted cash consists of cash, which may only be used for certain purposes under our contractual arrangements and primarily comprises collateral deposits for derivative trading.

9. MARKETABLE SECURITIES

Our marketable securities consist of equity securities in Scorpio Bulkers Inc., a dry bulk shipping company listed on the New York Stock Exchange.

(in thousands of $)
Balance at December 31, 2019	13,861
Unrealized gain (loss)	(10,532)
Balance at June 30, 2020	3,329

During the six months ended June 30, 2020, we received approximately $0.45 million in dividends from our investment in Scorpio Bulkers Inc.

10. OTHER CURRENT ASSETS

(in thousands of $)	2020	2019
Capitalized fulfillment costs	3,615	6,334
Agent receivables	3,585	4,433
Advances	1,669	701
Claims receivables	1,543	810
Bunker receivables on time charter-out contracts	14,779	5,827
Other receivables	7,963	13,393
Balance at June 30, 2020	33,154	31,498

Other receivables are presented net of allowances for credit losses and doubtful accounts amounting to $25,000 and nil as of June 30, 2020 and December 31, 2019, respectively.

11. VESSELS AND EQUIPMENT, NET

(in thousands of $)	Cost	Accumulated Depreciation	Net Book Value
Balance at December 31, 2019	2,706,794	(366,041)	2,340,753
Additions	30,351	—	30,351
Depreciation	—	(46,685)	(46,685)
Balance at June 30, 2020	2,737,145	(412,726)	2,324,419

At June 30, 2020, we owned three Newcastlemaxes, 35 Capesizes, 27 Panamaxes and two Ultramaxes (At December 31, 2019: three Newcastlemaxes, 35 Capesizes, 27 Panamaxes and two Ultramaxes).

In the six months ended June 30, 2020, we capitalized an aggregate of $30.4 million in costs for completed installations of scrubbers.
Total depreciation expense for vessels and equipment was $46.7 million for the six months ended June 30, 2020. In addition, we depreciated $9.4 million of our finance leased assets during the six months ended June 30, 2020.

12. OPERATING LEASES

As of June 30, 2020, we had leased in one vessel from SFL and three vessels from unrelated third parties, all of which were classified as operating leases. Additionally, as of June 30, 2020 and December 31, 2019 we had two operating leases for our offices in Oslo and Singapore.

In total we have leased in eight vessels from SFL, one of these vessels was classified as operating lease and remaining seven were classified as finance lease as of June 30, 2020. Up to December 2019 all eight vessels chartered in from SFL were classified as operating leases. In December 2019, seven of the eight charters were amended which resulted in a lease modification whereby these seven leases were remeasured and re-classified to finance leases as of December 31, 2019. With reference to "Note 19, Related Party Transactions ", these contracts were a result of a sale and leaseback transaction with SFL for eight Capesize vessels agreed in 2015. These vessels were sold en-bloc for an aggregate price of $272.0 million. The vessels were delivered to SFL in the third quarter of 2015 and were time chartered-in by one of our subsidiaries for a period of ten years. The daily time charter rate for operating lease is $17,600, of which $7,000 is for operating expenses (including drydocking costs) up until the second quarter of 2022 when the daily time charter rate will be reduced to $14,900 until the expiration of the contracts. In addition, 33% of our aggregate profit from revenues above the daily time charter rate for all eight vessels are calculated and paid on a quarterly basis to SFL. The daily hire payments will be adjusted if the actual three month LIBOR should deviate from a base LIBOR of 0.4% per annum. For each 0.1% point increase/decrease in the interest rate level, the daily charter hire will increase or decrease by $50 per day in the first seven years and $25 per day in the remaining three years. This resulted in an average daily rate of $17,832 for operating lease and $19,771 for finance leases in 2020 and there was no profit share in 2020 ($0.1 million profit share in the six months 2019). We have a purchase option of $112 million en-bloc after 10 years since inception of the leases in 2015. If such option is not exercised, SFL has the option to extend the charters by three years at a daily time charter rate of $14,900 per day. The lease term for these vessels has been determined to be 13 years. Contingent or variable lease expense for eight SFL leases was recorded in the six months 2020 and six months 2019 as an increase in charter hire expense of $0.9 million and $1.7 million, respectively.

For the Ultramax vessel, the Golden Hawk, the daily rate is $13,200 until expiry of the fixed term of the contract in the first quarter of 2022. Based on an agreement to reduce the daily rate to $11,200 from $13,200 for a two-year period from February 20, 2016 to February 20, 2018, we will pay to the lessor $1.75 million on or about February 20, 2022 to compensate for the reduced charter hire. However, if the 6-T/C Baltic Exchange Supramax Index exceeds the daily rate of $13,200, any such excess will be paid to the lessor but limited to the agreed compensation of $1.75 million which will be then reduced with a corresponding amount. As of the second quarter of 2020, no such index linked compensation has been paid. We have allocated the consideration due under the leases between the lease and non-lease components based upon the estimated stand-alone price of the services provided by the owner of the vessels.

In 2019, we took delivery of the Admiral Schmidt and the Vitus Bering. Both vessels are 2019-built 104,550 dwt ice-class vessels, chartered in on time charter for a firm period of three years, with four annual options exercisable by us to extend the lease. The contracts have been determined to be operating leases with a lease term of three years, respectively. The gross hire is determined based on a weighted average of the Baltic Panamax Index (BPI 4TC) and the Baltic Capesize Index (BCI 5TC) with a floor of $9,000 per day.

Furthermore, we are committed to making rental payments under operating leases for office premises. A lease expense of $0.3 million and $0.4 million is recorded in Administrative expenses in the Consolidated Statement of Operations for the first six months of 2020 and for the first six months of 2019, respectively.

We have recognized right of use assets for our long-term operating leases as follows:

(in thousands of $)	SFL Leases	Golden Hawk Lease	A. Schmidt and V. Bering Leases	Office Leases	Total
Balance at January 1, 2020	23,973	2,803	25,417	2,660	54,853
Additions	—	—	8	133	141
Amortization	(1,000)	(531)	(2,964)	(295)	(4,790)
Impairment	(8,054)	(607)	(15,562)	—	(24,223)
Balance at June 30, 2020	14,919	1,665	6,899	2,498	25,981

The amortization of right of use assets relating to leased vessels is presented under charter hire expenses in the statement of operations. The amortization of right of use assets relating to office leases is presented under administrative expenses in the statement of operations.

In the first six months of 2020, we recorded a total of $24.2 million in impairment of right of use assets for operating leases. The loss recorded is equal to the difference between the carrying value of right of use assets and estimated fair value of the leased assets following an impairment review that was triggered by impairment indicators identified in the first six months of 2020.

We have recognized lease obligations for our operating leases as follows:

(in thousands of $)	SFL Leases	Golden Hawk Lease	A. Schmidt and V. Bering Leases	Office Leases	Total
Balance at January 1, 2020	21,070	7,224	25,417	2,676	56,387
Repayments	(1,255)	(1,215)	(4,399)	(169)	(7,038)
Foreign exchange translation	—	—	—	(218)	(218)
Balance at June 30, 2020	19,815	6,009	21,018	2,289	49,131

Current portion	2,584	2,538	9,112	464	14,698
Non-current portion	17,231	3,471	11,906	1,825	34,433

Charter hire and office rent expense

The future minimum rental payments under our non-cancelable operating leases as of June 30, 2020 are as follows:

(in thousands of $)
2020 (remaining six months)	8,514
2021	18,694
2022	11,735
2023	3,356
2024	3,313
Thereafter	10,817
Total minimum lease payments	56,429
Less: Imputed interest	(7,298)
Present value of operating lease liabilities	49,131

Total expense for operating leases, including short term leases, was $12.4 million for the six months ended June 30, 2020 (six months ended June 30, 2019: $38.6 million). Total cash paid in respect of operating leases was $13.0 million in six months ended June 30, 2020 (six months ended June 30, 2019: $33.5 million). The weighted average discount rate in relation to our operating leases was 5.07% and 6.2% for the six months ended June 30, 2020 and June 30, 2019, respectively. The weighted average lease term was 5.4 years and 8 years for the period ended June 30, 2020 and June 30, 2019, respectively.

Rental income

As of June 30, 2020, we leased out 10 vessels on fixed time charter rates (December 31, 2019: 11 vessels) and 13 vessels (December 31, 2019: 16 vessels) on index-linked time charter rates to third parties with initial periods ranging between one year and ten years. All of these leases are classified as operating leases. Our revenues from these leases have been included with time charter revenues in the Condensed Consolidated Statement of Operations, which solely relates to leasing revenues.
The future minimum operating lease revenue receipts under our non-cancelable fixed rate operating leases as of June 30, 2020 are as follows:

(in thousands of $)
2020 (remaining six months)	27,448
2021	2,823
2022	—
2022	—
2023	—
Thereafter	—
Total minimum lease receipts	30,271

The future minimum operating lease revenue receipts are based on the contractual cash inflows under non-cancelable contracts. The charter hire revenue recognition is based upon the straight-line basis, net of amortization of favorable time charter contracts.

As of June 30, 2020, the cost and accumulated depreciation of the 23 vessels which were leased out to third parties, were $1,093.8 million and $159.7 million, respectively. As of December 31, 2019, the cost and accumulated depreciation of the 27 vessels which were leased out to third parties, were $1,235.1 million and $155.1 million, respectively.

13. VESSELS UNDER FINANCE LEASE, NET

As of June 30, 2020, we held seven SFL vessels under finance lease (December 31, 2019: eight vessels). The lease for the Golden Eclipse was classified as a finance lease as of December 31, 2019 and was for an initial term of 10 years. The lease expired during April 2020 and was no longer classified as finance lease as of June 30, 2020.

In addition, and with reference to "Note, 12 Operating Leases", seven of the eight Capesize charters with SFL were amended in December 2019 and resulted in a lease modification whereby these seven leases were remeasured and re-classified to finance leases as of December 31, 2019. The amendments included a funding of $2.5 million per vessel received in January 2020 which financed the scrubber investments paid by us on these vessels. In addition, the daily time charter rate for vessels classified as finance lease increased by $1,535 from January 1, 2020 to June 30, 2025 and was $19,135 in 2020, of which $7,000 is for operating expenses (including drydocking costs) up until the second quarter of 2022 when the daily time charter rate will be reduced to $14,900 until the expiration of the contracts. In addition, 33% of our aggregate profit from revenues above the daily time charter rate for all eight vessels are calculated and paid on a quarterly basis to SFL. The daily hire payments will be adjusted if the actual three month LIBOR should deviate from a base LIBOR of 0.4% per annum. For each 0.1% point increase/decrease in the interest rate level, the daily charter hire will increase or decrease by $50 per day in the first seven years and $25 per day in the remaining three years. This resulted in an average daily rate of $19,771 for finance leases in 2020 and there was no profit share in 2020 ($0.1 million profit share in the six months 2019). We have a purchase option of $112 million en-bloc after 10 years since inception of the leases in 2015. If such option is not exercised, SFL has the option to extend the charters by three years at a daily time charter rate of $14,900 per day. The lease term for these vessels has been determined to be 13 years. Contingent or variable lease expense for eight SFL leases was recorded in the six months 2020 and six months 2019 as an increase in charter hire expense of $0.9 million and $1.7 million, respectively. The profit share mechanism has not been adjusted with the increased rate.

Our right of use asset for our finance leases were as follows:

(in thousands of $)
Balance at December 31, 2019	193,987
Additions	6,430
Impairment	(70,009)
Depreciation	(9,393)
Balance at June 30, 2020	121,015

In the first six months of 2020, we recorded a total of $70.0 million in impairment of right of use assets for vessels under finance leases. The loss recorded is equal to the difference between the carrying value of right of use assets and estimated fair value of the leased assets following an impairment review that was triggered by the negative market developments in the six months of 2020.

Our lease obligations for our finance leases were as follows:

(in thousands of $)
Balance at January 1, 2020	168,708
Additions	17,500
Repayments	(29,304)
Interest expense on obligations under finance lease	5,397
Balance as of June 30, 2020	162,301
Current portion	22,735
Non-current portion	139,566

The weighted average discount rate in relation to our SFL finance leases was 6.3% and the weighted average lease term was 8.1 years as of June 30, 2020.The weighted average discount rate in relation to our SFL finance leases was 6.3% and the weighted average lease term was 8.6 years as of December 31, 2019.

The outstanding obligations under finance leases at June 30, 2020 are payable as follows:

(in thousands of $)
2020 (remaining six months)	16,031
2021	32,240
2022	29,061
2023	24,484
2024	24,553
Thereafter	76,104
Minimum lease payments	202,473
Less: imputed interest	(40,172)
Present value of obligations under finance leases	162,301

With regard to the SFL eight Capesize vessels, we have a purchase option of $112 million en-bloc in 2025. If such option is not exercised, SFL will have the option to extend the charters by three years at $14,900 per day.
Our lease obligation is secured by the lessor's title to the leased asset.

14. INVESTMENTS IN ASSOCIATED COMPANIES

As at June 30, 2020 and December 31, 2019, we had the following participation in investments that are recorded using the equity method:

(% of ownership)	2020	2019
TFG Marine Pte Ltd ("TFG Marine")	10.00%	—
SwissMarine Pte. Ltd. ("SwissMarine")	17.50%	17.87%
United Freight Carriers LLC ("UFC")	50.00%	50.00%
Seateam Management Pte. Ltd ("Seateam")	22.19%	22.19%
Capesize Chartering Ltd ("CCL")	25.00%	25.00%

(in thousands of $)	SwissMarine	TFG Marine	UFC	Seateam	Totals
Ownership	17.5%	10%	50%	22.19%
Balance at December 31, 2019	19,557	—	1,027	899	21,483
Dividend received from associated companies	—	—	(450)	—	(450)
Loss on disposal of equity method investments	(32)	—	—	—	(32)
Share of income / (loss)	(3,327)	782	(41)	54	(2,532)
Balance at June 30, 2020	16,198	782	536	953	18,469

We have an equity investment of 17.5% in SwissMarine, formerly known as Singapore Marine Pte Ltd. ("Singapore Marine"), a dry bulk freight operator. Our ownership in SwissMarine was diluted in February 2020 from 17.8% to 17.5% as a result of issuance of additional shares by SwissMarine to its employees. We have also provided a $10.7 million subordinated shareholder loan with a five-year term to SwissMarine. In May 2020, the subordinated shareholder loan was partially repaid by SwissMarine in the total amount of $5.7 million, which included principal loan amount of $5.4 million and interest of $0.3 million. We account for this investment under the equity method as we determined that we have a significant influence over the investee.

In January 2020, we entered into a joint venture agreement with Frontline Ltd. ("Frontline") and its subsidiary Bandama Investments Ltd and Trafigura Pte Ltd to establish TFG Marine, a leading global supplier of marine fuels.

As a result, we acquired a 10% interest in TFG Marine. We have also provided a shareholder loan of $1.0 million to TFG Marine. The loan has a five-year term and bears interest of LIBOR plus a margin of 7%. We account for this investment under the equity method as we determined that we have a significant influence over the investee.

15. DEBT

Debt at June 30, 2020 and December 31, 2019 is summarized as follows:

(in thousands of $)	2020	2019
$155.3 million term loan	148,878	155,355
$93.75 million term loan	87,176	90,463
$131.79 million term loan	119,954	125,872
$420.0 million term loan	324,841	320,159
$425.0 million term loan	310,177	322,502
$120.0 million term loan	103,729	107,797
U.S. dollar denominated floating rate debt	1,094,755	1,122,148
Deferred charges	(7,020)	(8,278)
Total debt	1,087,735	1,113,870
Less: current portion	(379,312)	(87,787)
Total	708,423	1,026,083

Movements during the six months ended June 30, 2020 are summarized as follows:

(in thousands of $)	Floating rate debt	Fixed rate debt	Deferred charges	Total
Balance at December 31, 2019	1,122,148	—	(8,278)	1,113,870
Loan draw downs	18,000	—	—	18,000
Loan repayments	(45,393)	—	—	(45,393)
Amortization of capitalized fees and expenses	—	—	1,258	1,258
Balance at June 30, 2020	1,094,755	—	(7,020)	1,087,735

In the six months ended June 30, 2020, we made total repayments of $45.4 million in ordinary installments and drew down the remaining available financing of $18.0 million under the scrubber tranches of our $420.0 million loan facility. As of June 30, 2020, there was no available undrawn amount under our $420.0 million facility.

As of June 30, 2020, we recorded net deferred charges of $7.0 million as a direct deduction from the carrying amount of the related debt.

The total outstanding debt at June 30, 2020 is repayable as follows:

(in thousands of $)
2020 (remaining six months)	46,894
2021	366,987
2022	70,636
2023	288,750
2024	254,369
Thereafter	67,119
Total	1,094,755
Deferred charges	(7,020)
Balance at June 30, 2020	1,087,735

Current portion of long-term debt

As of June 30, 2020, our current portion of long-term debt was $379.3 million. This amount included $310.2 million related to our $425.0 million facility which matures on March 31, 2021 and has $69.1 million in ordinary debt repayments. As a result, our current portion of long-term debt of $379.3 million, total current assets less total current liabilities were negative by $311.9 million as of June 30, 2020. U.S. GAAP requires management to evaluate whether there are conditions or events that indicate substantial doubt about our ability to meet our financial obligations as they become due within one year after the date these financial statements are issued. Maturity of the current portion of long-term debt and repayments due during the first quarter of 2021 are conditions that could raise such doubt. Management's evaluation does initially not take into consideration the potential mitigating effect of our plans that have not been fully implemented as of the date the financial statements are issued. Although we do not currently have the liquidity to fund all current portions of long-term debt and repayments due during the first quarter of 2021, this debt is secured by certain of our vessels and we expect to access the bank lending market to refinance the loans maturing in 2021 with our current or new banks. At the date of this report, we are in the process of refinancing our $425.0 million loan facility and plan to refinance it prior to its maturity in March 2021.

We believe it is probable that we will be able to implement our refinancing plan, based on the existing level of collateral of the assets and we have a long proven history of refinancing our debt, most recently illustrated by the refinancing of the non-recourse debt with our $93.75 million, $131.79 million and $284 million facilities and increased principal under our $420 million facility compared to the original balloon to cover additional investments in exhaust gas scrubbers for some of the vessels in the facility.

Assets pledged

As of June 30, 2020, 67 vessels (December 31, 2019: 67 vessels) with an aggregate carrying value of $2,323.7 million (December 31, 2019: $2,339.9 million) were pledged as security for our floating rate debt.

16. OTHER CURRENT LIABILITIES

As of June 30, 2020 and December 31, 2019 our current liabilities were as follows:

(in thousands of $)	2020	2019
Deferred charter revenue	24,307	28,171
Other current liabilities	1,468	13,964
Total	25,775	42,135

In 2020, we revised our classification of bunker invoices not received to accrued expenses which in prior periods were included under other current liabilities. As of December 31, 2019, this amount was $10.9 million.

17. DERIVATIVE INSTRUMENTS PAYABLE AND RECEIVABLE

Our derivative instruments are not designated as hedging instruments and the positions at June 30, 2020 and December 31, 2019 are summarized as follows:

(in thousands of $)	2020	2019
Interest rate swaps	—	1,569
Bunker derivatives	611	25
Foreign currency swaps	91	27
Forward freight agreements	525	2,255
Asset - Derivatives fair value	1,227	3,876

(in thousands of $)	2020	2019
Interest rate swaps	33,250	9,259
Foreign currency swaps	161	349
Bunker derivatives	1,980	14
Forward freight agreements	817	833
Liability - Derivatives fair value	36,208	10,455

During the six months ended June 30, 2020 and June 30, 2019, the following amounts were recognized in the consolidated statement of operations under the line item "Gain (loss) on derivatives":

(in thousands of $)		2020	2019
Interest rate swaps	Mark to market gain (loss)	(26,707)	(12,387)
Foreign currency swaps	Mark to market gain (loss)	251	(337)
Forward freight agreements	Mark to market gain (loss)	5,659	2,500
Bunker derivatives	Mark to market gain (loss)	(2,600)	7
Total		(23,397)	(10,217)

18. SHARE CAPITAL, TREASURY SHARES AND DIVIDENDS

As of June 30, 2020, 143,277,697 common shares were outstanding (December 31, 2019: 143,277,697 common shares), each with a par value of $0.05. As of June 30, 2020 and December 31, 2019 we hold 995,000 treasury shares.

In the six months ended June 30, 2019, we acquired an aggregate of 350,000 of our common shares in open market transactions under our share buy-back program. The shares were acquired on the Oslo Stock Exchange.

In the six months ended June 30, 2020, we paid an aggregate of $7.2 million in dividends to our shareholders, or $0.05 per share (six months ended June 30, 2019, $10.8 million, or $0.08 per share).

19. RELATED PARTY TRANSACTIONS

SFL
In April 2015, we agreed to a sale and leaseback transaction with SFL for eight Capesize vessels. These vessels were sold en-bloc for an aggregate price of $272.0 million. The vessels were delivered to SFL in the third quarter of 2015 and were time chartered-in by one of our subsidiaries for a period of ten years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, SFL will have the option to extend the charters by three years at $14,900 per day. Refer to "Note 12, Operating Leases" and "Note 13, Vessels under Finance Leases" for additional information related to these contracts.

We are the commercial manager for 14 (six month ended June 30, 2019: 14) dry bulk and 16 (six month ended June 30, 2019: 14) container vessels owned and operated by SFL. Pursuant to the management agreements, we receive $125 per day per vessel for managing seven of the 14 dry bulk vessels and $75 per day per vessel for managing the remaining seven dry bulk vessels (six month ended June 30, 2019: $125 per day per vessel for managing the seven dry bulk vessels and $75 per day per vessel for managing the remaining seven dry bulk vessels ) and $75 per day per vessel for managing the sixteen container vessels (six month ended June 30, 2019: $75 per day per vessel for managing the 14 container vessels).

Seatankers Management Co Ltd ("Seatankers")
We are the commercial manager of 22 (six month ended June 30, 2019: 14) dry bulk vessels owned and operated by Seatankers. Pursuant to the management agreements, we receive $125 (six month ended June 30, 2019: $125) per day per vessel for managing the dry bulk vessels. From time to time we may also charter in dry bulk vessel owned by Seatankers on short term time charters.

CCL
In the six months ended June 30, 2020, we recorded revenue sharing income, net, of $2.4 million pursuant to the revenue sharing agreement (six months ended June 30, 2019: $2.8 million).

SwissMarine
In 2019, we provided SwissMarine with a $10.7 million subordinated shareholder loan, non-amortizing, with a five-year term.
The loan bears interest equivalent to the 12-month LIBOR plus a margin of 2%. In May 2020, the subordinated shareholder loan was partially repaid by SwissMarine. Total repayment amounted to $5.7 million, which included principal loan amount of

$5.4 million and interest of $0.3 million. Outstanding balance of the shareholder loan from SwissMarine after repayment amounts to $5.3 million.

In addition, we have entered into several time charter agreements with SwissMarine and total time charter revenues from SwissMarine amounted to $7.3 million in the six months ended June 30, 2020.

TFG Marine
With reference to "Note 14, Investments in associated companies", in 2020 we made an equity investment in TFG Marine, in which we have determined to have significant influence. We provided a shareholder loan of $1.0 million to TFG Marine. The loan has a five-year term and bears interest of LIBOR plus a margin of 7%.
We also entered into a bunker supply arrangement with TFG Marine, under which we have paid $25.8 million to TFG Marine in relation to bunker procurement. We also issued a $20.0 million guarantee in respect of the performance of its subsidiaries under a bunker supply arrangement with the joint venture. As of June 30, 2020 there are no exposures under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by Trafigura and becomes payable, we shall pay an amount equal to our equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as at June 30, 2020.

Management Agreements
Technical Supervision Services
We receive technical supervision services from Frontline Management (Bermuda) Ltd ("Frontline Management"). Pursuant to the terms of the agreement, Frontline Management receives an annual management fee of $27,814 per vessel in 2020 ($27,928 per vessel in 2019). This fee is subject to annual review.

Ship Management
The ship management of our vessels is provided by external ship managers, except for 21 vessels (December 31, 2019: 20 vessels), which is provided by Seateam Management Pte. Ltd. ("Seateam"), a majority owned subsidiary of Frontline.

Other Management Services
We aim to operate efficiently through utilizing competence from other companies with the same main shareholder and these costs are allocated based on a cost-plus mark-up model. We buy services from related companies in relation to sales and purchase activities and administrative services in relation to our corporate headquarters. We may also provide certain financial management services to companies with the same main shareholder.

A summary of net amounts charged by related parties in the six months ended June 30, 2020 and June 30, 2019 is as follows:

(in thousands of $)	2020	2019
Frontline Management	1,375	1,674
SFL	18,285	15,196
Seateam	1,701	1,818
Seatankers	5,928	2,621
CCL	23	12
TFG Marine	26,595	—
Total	53,907	21,321

Net amounts charged by related parties comprise of charter hire costs, bunker costs, general management and commercial management fees.
A summary of net amounts charged to related parties in the six months ended June 30, 2020 and June 30, 2019 is as follows:

(in thousands of $)	2020	2019
SFL	498	443
Seatankers	397	317
CCL	2,362	2,816
SwissMarine	7,267	—
Other	58	—
Total	10,582	3,576

Net amounts charged to related parties mainly comprise of commercial management fees, charter hire and net income under the revenue sharing agreement with CCL.

A summary of balances due from related parties as of June 30, 2020 and December 31, 2019 is as follows:

(in thousands of $)	2020	2019
Frontline	622	3,886
UFC	4	—
Seatankers	1,447	1,294
Credit loss allowance	(11)	—
Total	2,062	5,180

A summary of balances owed to related parties as of June 30, 2020 and December 31, 2019 is as follows:

(in thousands of $)	2020	2019
SFL	320	618
Frontline	—	1,284
CCL	1,746	2,060
Other	—	8
Total	2,066	3,970

As of June 30, 2020 and December 31, 2019, current receivables and payables with related parties mainly comprise unpaid fees for services rendered from and to related parties.

In addition to the short-term related party balances stated above and for the eight Capesize vessels we charter in from SFL, we have recognized right of use assets and lease obligations for these leases. See also "Note 12, Operating Leases" and "Note 13, Vessels under finance lease, net" for additional information related to these contracts and related lease balances.

20. FINANCIAL ASSETS AND LIABILITIES

Interest rate risk management
Our interest rate swaps are intended to reduce the risk associated with fluctuations in interest rates whereby the floating interest rates on an original principal amount of $500 million (December 31, 2019: $500 million) are swapped to fixed rate.

Our interest rate swap contracts as at June 30, 2020 of which none are designated as hedging instruments are summarized as follows:

(in thousands of $)	Notional amount	Inception date	Maturity date	Fixed Interest Rate
Receiving floating pay fixed	50,000	August 2017	August 2025	2.41%
Receiving floating pay fixed	50,000	August 2017	August 2025	2.58%
Receiving floating pay fixed	100,000	October 2019	October 2025	2.51%
Receiving floating pay fixed	50,000	February 2017	February 2022	1.90%
Receiving floating pay fixed	50,000	April 2017	April 2022	1.86%
Receiving floating pay fixed	50,000	August 2019	August 2024	1.39%
Receiving floating pay fixed	50,000	September 2019	September 2024	1.29%
Receiving floating pay fixed	50,000	March 2020	March 2027	0.94%
Receiving floating pay fixed	50,000	March 2020	March 2027	0.74%
	500,000

Forward freight agreements ("FFA")

We take positions from time to time in the freight forward market, either as a hedge to a physical contract or as a speculative position. All such contracts are cleared through what we consider reputable clearing houses. Credit risk exists to the extent that our counterparties are unable to perform under the FFA contracts but this risk is considered remote as well as participants post collateral security for their positions.

As of June 30, 2020 and December 31, 2019, we had FFA options structured as zero cost collars equivalent to two Capesize vessels in 2020 with an average ceiling of $30,500 per day and a floor of $15,250 per day. In addition, we have sold two FFA call options for 2020 for a total of 720 days at an average of $21,000 per day. Further, as of June 30, 2020, we had long positions through FFA of net 505 days for remainder of 2020, net long 240 days and net long 180 days with maturity in 2021 and 2022, respectively. As of December 31, 2019, we had long positions through FFA of net 695 days, net 120 days and net 120 days with maturity in 2020, 2021 and 2022, respectively.

Bunker derivatives

We enter into cargo contracts from time to time. We are then exposed to fluctuations in bunker prices, as the cargo contract price is based on an assumed bunker price for the trade. To hedge the risk of fluctuating bunker prices, we sometimes enter into bunker swap agreements. There is no guarantee that the hedge removes all the risk from the bunker exposure, due to possible differences in location and timing of the bunkering between the physical and financial position. The counterparties to such contracts are major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the bunker contracts but this risk is considered remote as the counterparties are usually what we consider well established banks or other well-known institutions in the market.

As of June 30, 2020 and December 31, 2019, we had outstanding bunker swap agreements for about 26.6 thousand metric tonnes and 4.2 thousand metric tonnes, respectively.

Foreign currency risk

The majority of our transactions, assets and liabilities are denominated in United States dollars, our functional currency. However, we incur expenditure in currencies other than the functional currency, mainly in Norwegian Kroner and Singapore Dollars for personnel costs and administrative expenses, and Euro for some of our scrubber equipment investments. There is a risk that currency fluctuations in transactions incurred in currencies other than the functional currency will have a negative effect of the value of our cash flows. We are then exposed to currency fluctuations and we may enter into foreign currency swaps to mitigate such risk exposures. The counterparties to such contracts are what we consider major banking and financial institutions. Credit risk exists to the extent that the counterparties are unable to perform under the contracts but this risk is considered remote as the counterparties are what we consider well established banks.

As of June 30, 2020, we had contracts to swap USD to NOK for a notional amount of $3.5 million in addition to contracts to swap USD to EUR for a notional of $0.7 million. As of December 31, 2019, we had contracts to swap USD to NOK for a notional amount of $2.6 million in addition to contracts to swap USD to EUR for a notional of $6.1 million.

The fair value and changes in fair value of our derivative instruments are further disclosed in "Note 17, Derivative Instruments Payable and Receivable".

Fair values

The guidance for fair value measurements applies to all assets and liabilities that are being measured and reported on a fair value basis. This guidance enables the reader of the financial statements to assess the inputs used to develop those measurements by establishing a hierarchy for ranking the quality and reliability of the information used to determine fair values. The same guidance requires that assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying value and estimated fair value of our financial instruments at June 30, 2020 and December 31, 2019 are as follows:

		2020	2020	2019	2019
(in thousands of $)	Level	Fair Value	Carrying Value	Fair Value	Carrying Value
Assets
Cash and cash equivalents	1	70,335	70,335	153,060	153,060
Restricted cash	1	33,747	33,747	10,184	10,184
Marketable securities	1	3,329	3,329	13,861	13,861
Related party shareholder loans	2	6,303	6,303	10,700	10,700
Derivative assets	2	1,227	1,227	3,876	3,876
Liabilities
Long term debt - floating	2	1,094,755	1,094,755	1,122,148	1,122,148
Derivative liabilities	2	36,208	36,208	10,455	10,455

In the six months ended June 30, 2020 and 2019, respectively, there have been no transfers between different levels in the fair value hierarchy.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

•The carrying value of cash and cash equivalents, which are highly liquid, approximate fair value.
•Restricted cash - the balances relate entirely to restricted cash and the carrying values in the balance sheet approximate their fair value.
•Floating rate debt - the carrying value in the balance sheet approximates the fair value since it bears a variable interest rate, which is reset on a quarterly basis.
•Marketable securities - are listed equity securities for which the fair value is based on quoted market prices.
•Shareholder loans - the carrying value in the balance sheet approximates the fair value since it bears a variable interest rate, which is reset on an annual basis.
•Derivatives - are based on the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date.

Assets Measured at Fair Value on a Nonrecurring Basis

During the six months ended June 30, 2020, our right of use assets were impaired and accordingly were measured at fair value on a nonrecurring basis. The fair value was based on level three inputs. As at March 31, 2020, at the time when impairment tests were performed, operating lease right of use assets were measured at a combined fair value of $119.3 million and finance lease right of use assets were measured at a combined fair value of $25.0 million. The fair value of right of use assets is derived on an asset by asset basis by estimating the future undiscounted cash flows from the right of use assets earned over the remaining lease term of our operating and finance leases.

In calculating discounted cash flows, we must make significant assumptions related to charter rates, additional earnings due to scrubber installations, ship operating expenses, utilization and drydocking requirements. All of these assumptions are significant unobservable inputs based on historical trends as well as future expectations. Specifically, in estimating future charter rates, management takes into consideration rates currently in effect for existing time charters and estimated daily time charter equivalent rates for each vessel class for the number of days over the remaining lease term. The estimated daily time charter equivalent rates used are based on a combination of (i) forward freight market rates and (ii) an estimate of implied charter rates based on the broker values received from third party brokers. The implied rate is a calculated rate for each vessel based on the charter rate the vessel would need to achieve, given our estimated future operating costs and discount factors that once discounted would equate to the average broker values. Benefits from scrubber installations are calculated based on expected bunker fuel cost savings and estimated consumption per year. We then use the resultant undiscounted cash flows in our model. Recognizing that the transportation of dry bulk cargoes is cyclical and subject to significant volatility based on factors beyond our control, management believes the use of estimates based on the combination of internally forecasted rates and calculated average rates as of the reporting date to be reasonable. Estimated outflows for operating expenses and drydocking requirements are based on historical and budgeted costs and are adjusted for assumed inflation. Finally, utilization is based on historical levels achieved.

At March 31, 2020, at the date of impairment tests, significant unobservable inputs were as follows:

Significant unobservable input	Range (all vessels)	Weighted average
Forward freight market rates adjusted for scrubber earnings	$8,554 to $15,419 per day	$15,044 per day
Implied charter rates adjusted for scrubber earnings	$12,715 to $15,584 per day	$13,857 per day
Ship operating expenses per day, including drydocking costs	$5,328 to $7,754 per day	$6,918 per day
Offhire	1 to 38 days per year	5.61 days per year

The weighted average was calculated by weighting the data based on fair value of vessels.

Assets Measured at Fair Value on a Recurring Basis

Marketable securities are equity securities in a company listed on a U.S. stock exchange and for which the fair value as at the balance sheet date is the aggregate market value based on quoted market prices (level 1).

The fair value (level 2) of interest rate swap, currency swap, bunker and freight derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves, current and future bunker prices and the credit worthiness of both us and the derivative counterparty.

Concentrations of risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB and DnB ASA. However, we believe this risk is remote, as these financial institutions are established and reputable establishments with no prior history of default. We do not require collateral or other security to support financial instruments subject to credit risk.

21. COMMITMENTS AND CONTINGENCIES

We insure the legal liability risks for our shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. We are subject to calls payable to the associations based on our claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

To the best of our knowledge, there are no legal or arbitration proceedings existing or pending which have had or may have significant effects on our financial position or profitability and no such proceedings are pending or known to be contemplated.

We sold eight vessels to SFL in the third quarter of 2015 and leased them back on charters for an initial period of ten years. We have a purchase option of $112 million en-bloc after ten years and, if such option is not exercised, SFL will have the option to extend the charters by three years at $14,900 per day.

As of June 30, 2020, we had committed to installing ballast water treatment systems on three of our vessels with an estimated remaining financial commitment, excluding installation costs, of $0.3 million.

With reference to "Note 14, Investments in associated companies" and the joint venture company between us, Frontline and Trafigura, we issued a $20.0 million guarantee in respect of the performance of our subsidiaries under a bunker supply arrangement with the joint venture. As of June 30, 2020, there are no exposures under this guarantee. In addition, should TFG Marine be required to provide a parent company guarantee to its bunker suppliers or finance providers then for any guarantee that is provided by Trafigura and becomes payable, we shall pay an amount equal to its equity proportion of that amount payable. The maximum liability under this guarantee is $4.0 million. There are no amounts payable under this guarantee as of June 30, 2020.

22. SUBSEQUENT EVENTS

On September 7, 2020, Mr. Per Heiberg announced his resignation as Chief Financial Officer of Golden Ocean Management AS. Mr. Peder Simonsen has been appointed as his successor. As of September 8, 2020, Mr. Per Heiberg is still performing the function of Chief Financial Officer and will stay in this role up to September 9, 2020.

There continues to be economic uncertainty relating to COVID-19 pandemic, the effect of this uncertainty remains unknown and can have a negative impact on our cash flows if market spot rates decrease to levels below our average cash break-even rates.